July ____ , 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Ranjit Singh Pawar

Re: Circle Energy, Inc./NV

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 1, 2024

File No. 000-56587

Dear Mr. Pawar:

In connection with your comment letter dated July 1, 2024, to the Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”) of Circle Energy, Inc. (the “Company”), and the amended 10-K/A filed herewith, I have been authorized to provide you with the following responses to the comments contained in your letter:

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A: Management’s Annual Report on Internal Control over financial Reporting, page 27

1.Please revise to disclose management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2023, including a statement about whether internal control over financial reporting is effective. Also, indicate the relevant framework that was used to evaluate your internal control over financial reporting. See Item 308(a) of Regulation S-K.

RESPONSE:  Item 9A has been revised to include: (i) a statement about whether internal control over financial reporting is effective; and (ii) the relevant framework that was used to evaluate the Company’s internal control over financial reporting, as requested.

Report of Independent Public Accounting Firm, page F-2

2.We note that the Report of Independent Registered Public Accounting Firm is not appropriately addressed and does not contain the name of the Company whose financial statements were audited. Please have your auditor revise their report. Please refer to PCAOB Auditing Standards 3101.07 and 3101.08.

SOUTH JORDAN | 1802 W. South Jordan Parkway, Suite 200 | South Jordan, Utah 84095 | 801.495.4104

Ranjit Singh Pawar

July ____ , 2024

RESPONSE: The audit Report has been revised as requested above.

Please feel free to contact me if you have any further comments or questions.

Sincerely,

/s/ Kyle Hampton
Kyle Hampton

Encl.

cc:  Lloyd T Rochford, CEO

William R. Broaddrick, CFO

Haynie & Company, Certified Public Accountants